Contact

www.linkedin.com/in/eric-a-974487a (LinkedIn)
www.welchallyn.com (Other)
www.allynfoundation.org (Other)
www.auburnhospital.org (Other)

Top Skills

Strategic Planning
Team Building
Product Development

Eric A.

Investor, Director, Advisor; Focused on Investment Management, Trusts/Foundations/Family Offices, Family-Owned Businesses, Healthcare, and CNY Organizations.
Skaneateles, New York, United States

Experience

50 State LLC
Chief Investment Officer, Trustee
2021 - Present (3 years)

Pathfinder Bank
Member Board Of Directors
2022 - Present (2 years)

State University of New York Upstate Medical University
Board Member
December 2019 - Present (4 years 9 months)
Syracuse, New York, United States

Armory Square Ventures
LP Advisor
January 2015 - Present (9 years 8 months)
Syracuse, New York Area

Armory Square Ventures is a seed and early stage venture fund based in Upstate NY and NYC, that focuses on opportunities to combine capital with networks, to help talented entrepreneurs build world-class businesses.

Allyn Family Foundation Inc
Board Member; Treasurer; Chairman Investment Committee
2000 - Present (24 years)
Skaneateles, New York, United States

The Allyn Foundation was founded in 1954 by William Noah Allyn and his only child, WG Allyn. With investments of approximately $90M, its charitable gifting is focused on Health/Human Services, Education, and Quality of Life for Youth and Families in Central New York state.
Chairman of Investment Committee (2006-present)

Cornell University
Cornell Family Business Scholars

January 2016 - Present (8 years 8 months)
Ithaca, New York, United States

Welch Allyn
22 years

Board of Directors (Chairman), 2008-2015
January 2008 - February 2022 (14 years 2 months)
Skaneateles, New York

Welch Allyn is a fourth generation, family-owned business, founded in 1915. Today, it is a global company with 2,800 employees, and is best known as a designer, manufacturer, marketer and seller of Medical Diagnostic equipment. In September 2015, Welch Allyn was acquired by Hill Rom.

Vice President, International Marketing Communications and Business Development
2007 - 2008 (1 year)

Vice President, Specialty Markets and Japan
2004 - 2007 (3 years)

Director, Franchise Marketing
2002 - 2004 (2 years)

EENT Business Unit Manager
2000 - 2002 (2 years)

Healthcare Trustees of New York State
Board of Trustees, Immediate Past Chairman
January 2010 - January 2020 (10 years 1 month)

The Board of Governors of HTNYS oversees the Education and Advocacy of Trustees of NY Hospitals.

Auburn Community Hospital
Board of Directors, Immediate Past Chairman
July 2008 - January 2020 (11 years 7 months)
Auburn, New York

2006 Joined AMH Board of Directors

2000 Founding Member of AMH Foundation Board

Auburn Memorial Hospital is a 99 bed acute care facility serving a population of 80,000.

GOJO Industries
Board of Directors
2012 - January 2019 (7 years)

GOJO is a 3rd generation, family-owned business, and is best known as being the makers of Purell.

Pharma Tech Industries
Board of Advisors
2011 - December 2018 (7 years)

Pharma Tech Industries is a family-owned leading provider of contract manufacturing and packaging services for pharmaceutical, OTC, Medical Device and personal care products.

EagleDream Health
Board Of Directors
2015 - January 2018 (3 years)
Rochester, New York Area

Eagle Dream Health is an early stage company that develops and implements software tools to help healthcare systems, IDNs, hospitals and physician groups migrate from fee-for-service to a value-based payments.

The Family Firm Institute
Board of Directors
October 2013 - December 2016 (3 years 3 months)

The Gifford Foundation
Board of Directors; Chairman of Investment/Audit Committee
January 2011 - December 2016 (6 years)

The Gifford Foundation is a private foundation, based in Syracuse NY, and was founded in 1954. It focuses its charitable gifting on enhancing the quality of life for people in Central New York.
Chair of Investment Committee (2014-2016)

Diffinity Genomics
Board of Directors
2012 - December 2015 (3 years)

Diffinity Genomics is an early-stage life-sciences company producing devices used in DNA extraction, purification, and Molecular Diagnostics.

Hand Held Products

Board of Directors
2005 - December 2007 (2 years)

Welch Allyn
General Manager, Welch Allyn UK
1997 - 1999 (2 years)

Education

Dartmouth College
BA · (1982 - 1986)

University of Virginia - Darden Graduate School of Business Administration
MBA · (1988 - 1990)